                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
              U.S.$10,000,000 Callable 7.75 percent Notes due 2015






                    Filed pursuant to Rule 3 of Regulation BW






                              Dated: April 3, 2000

         The following information regarding the U.S.$10,000,000 Callable 7.75 percent Notes due 2015 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of the Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 16,
1999) is already on file with the Securities and Exchange Commission.

         Item 1.  DESCRIPTION OF OBLIGATIONS

               (a) U.S.$10,000,000 Callable 7.75 percent Notes due 2015, issued on March 30, 2000.

               (b) The interest rate will be 7.75 percent, payable the 30th of each March and September, commencing on September 30, 2000.

               (c) Maturing March 30, 2015. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

               (d) Notes are callable at par on the 30th of each March and September, commencing on March 30, 2001, with 10 New York business days' notice.

               (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

               (f) Not applicable.

               (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

               (h) See Prospectus, pages 6-10.

               (i) Citibank, N.A, 5 Carmelite Street, London EC4Y 0PA, England.

         Item 2.  DISTRIBUTION OF OBLIGATIONS

         As of March 29, 2000, the Bank entered into a Terms Agreement (attached hereto as Exhibit B) with Merrill Lynch, Pierce, Fenner & Smith Incorporated as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating U.S.$10,000,000 at 100 percent, less commissions of 1.00 percent. The Notes are offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that delivery of the Notes will be made on or about March 30, 2000.

         The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

         The Manager proposes to offer all the Notes to the public at the public offering price of 100 percent.



         Item 3.  DISTRIBUTION SPREAD

                              Price to                Selling Discounts and    Proceeds to the
                               Public                      Commissions               Bank (1)
                              --------                   --------------            --------
                           Per Unit: 100%                     1.00%                    99.00%
                       Total: USD 10,000,000               USD 100,000              USD 9,900,000



         Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

         None

         Item 5.  OTHER EXPENSES OF DISTRIBUTION

         As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

         Item 6.  APPLICATION OF PROCEEDS

         The net proceeds will be used in the general operations of the Bank.

         Item 7.  EXHIBITS

              A.   Pricing Supplement dated March 29, 2000.

              B.   Terms Agreement dated March 29, 2000





---------------------------------
1               Without deducting expenses of the Bank, which are not yet known.

                                                                       EXHIBIT A

                               PRICING SUPPLEMENT

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          GLOBAL DEBT ISSUANCE FACILITY


                                     No: 207


                                  US$10,000,000
                      CALLABLE 7.75 PERCENT NOTES DUE 2015






                            Issue Price: 100 percent



                               MERRILL LYNCH & CO.



             The date of this Pricing Supplement is March 29, 2000.

         This document ("Pricing Supplement") is issued to give details of an issue by International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility.


         Ths Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.


TERMS AND CONDITIONS

         The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.       No.:                               207

2.       Aggregate Principal Amount:        US$10,000,000

3.       Issue Price:                       100 percent

4.       Issue Date:                        March 30, 2000

5.       Form of Notes                      Registered only
        (Condition 1(a)):

6.       Authorized Denomination(s)         US$1,000 and integral multiples of
        (Condition 1(b)):                   US$1,000 in excess thereof

7.       Specified Currency                 United States dollars (US$)
        (Condition 1(d)):

8.       Maturity Date
        (Conditions 1(a) and 6(a); Fixed
         Interest Rate):                   March 30, 2015

9.       Interest Basis
        (Condition 5):                     Fixed Interest Rate (Condition 5(I))



10.      Fixed Interest Rate
        (Condition 5(I)):

        (a) Calculation Amount:              Principal Amount

        (b) Interest Rate:                   7.75 percent per annum

        (c) Fixed Rate Interest Payment      The 30th of each March and September,
            Date(s):                         commencing on September 30, 2000

        (d)Fixed Rate Day Count              30/360, as provided in Condition 5(I)(b)
           Fraction:

11.    Relevant Financial Center:            New York

12.    Relevant Business Day:                New York and London

13.    Issuer's Optional Redemption:         Yes

       (a) Notice Period:                    Not less than 10 New York Business Days
                                             For the avoidance of doubt, New York
                                             Business Days means a day on which banks
                                             and foreign exchange markets are open
                                             for  business in New York


       (b) Amount:                          All (and not less than all)

       (c) Date(s):                         On the 30th of each March and September,
                                            commencing March 30, 2001

       (d) Early Redemption Amount
           (Bank):                          Principal Amount

14.    Redemption at the Option of the
       Noteholders:                         No

15.    Early Redemption Amount
      (Condition 9):                        Principal Amount plus accrued interest

16.    Governing Law:                       New York



OTHER RELEVANT TERMS



1. Listing (if yes, specify Stock
   Exchange):                          None

2. Details of Clearance System         DTC
   Approved by the Bank and the
   Global Agent and Clearance and
   Settlement Procedures:

3. Syndicated:                         No

4. Commissions and Concessions:       1.00 percent of Aggregate Principal Amount

5. Codes:

  (a) Common Code:                    11001106
  (b) ISIN:                           US 45905UBF0 3
  (c) CUSIP:                          45905UBF0



6. Identity of Dealer(s)/Manager(s): Merrill Lynch, Pierce, Fenner & Smith
                                     Incorporated

7. Provisions for Registered Notes:

   (a) Individual Definitive
   Registered Notes Available
         on Issue Date:                No. Interests in the DTC Global Note will
                                       be exchangeable for Definitive Registered
                                       Notes only in the limited circumstances
                                       described in the Prospectus.

   (b) DTC Global Note(s):             Yes; one
   (c) Other Registered Global
       Notes:                          No

8. Other Address at which Bank
   Information Available:              None


GENERAL INFORMATION
           The Bank's latest Information Statement was issued on September 16, 1999.





                                     INTERNATIONAL BANK FOR RECONSTRUCTION
                                     AND DEVELOPMENT



                                     By:__________________________________
                                     Authorized Officer

                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                               1818 H Street, NW
                              Washington, DC 20433

                                  GLOBAL AGENT
                                 Citibank, N.A.
                                 P.O. Box 18055
                                Carmelite Street
                                 London EC4Y 0PA

                         LEGAL ADVISORS TO THE MANAGERS
                               Sullivan & Cromwell
                          1701 Pennsylvania Avenue, NW
                              Washington, DC 20006

                                                                       EXHIBIT B


                          TERMS AGREEMENT NO. 207 UNDER
                                  THE FACILITY


                                                                  March 29, 2000

International Bank for Reconstruction
         and Development
1818 H Street, N.W.
Washington, D.C.  20433


                  The undersigned agrees to purchase from you (the "Bank") the Bank's US$10,000,000 Callable 7.75 percent Notes due 2015 (the "Notes") described in the Pricing Supplement, dated as of the date hereof (the "Pricing Supplement") at 11:00 a.m. New York time on March 30, 2000 (the "Settlement Date") at an aggregate purchase price of US$9,900,000 (which is 99.00% of the aggregate principal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

                  When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

                  The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

                  The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

                  Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

         1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 percent less a management and underwriting commission of 1.00 percent of the principal amount).

         2. The purchase price specified above will be paid on the Settlement Date by the Dealer (against delivery of the Notes to an account designated by the Dealer) to Citibank, N.A., London Branch (DTC Account No. 2952) as custodian for Cede & Co., as nominee for the Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

         3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

         4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

         5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

                  For purposes hereof, the notice details of the undersigned are as follows:

                           Merrill Lynch & Co.
                           World Financial Center
                           250 Vesey Street 15th Floor
                           New York, NY  10281

                           Attention: Transaction Management Group
                           Telephone:  212-449-7476
                           Fax:  212-449-2331

                  All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

                  This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

                  This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

                           MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                 INCORPORATED


                           By:_______________________________________
                              Name:
                              Title:



CONFIRMED AND ACCEPTED, as of the
 date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
         AND DEVELOPMENT


By:________________________________________
   Name:
   Title:  Authorized Officer